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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            Report of Foreign Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                          For the month of July, 2003


                               ABN AMRO BANK N.V.

                      Commission File Number: 001-14624-05

                (Translation of registrant's name into English)

                             Gustav Mahlerlaan 10,
                               1082 PP Amsterdam,
                                The Netherlands
                    (Address of principal executive offices)


                              LASALLE FUNDING LLC

                       Commission File Number: 001-31313

                (Translation of registrant's name into English)

                            135 South LaSalle Street
                            Chicago, Illinois 60603
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                 Form 20-F  X                 Form 40-F
                           ---                          ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                    Yes                            No  X
                        ---                           ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                    Yes                            No  X
                        ---                           ---

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                    Yes                            No  X
                        ---                           ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

The Information contained in this Report is incorporated by reference into Registration Statement No. 333-104778.

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                               ABN AMRO BANK N.V.
                              LASALLE FUNDING LLC

                               TABLE OF CONTENTS


     Item
     ----

      1.8 Selling Agent Agreement, dated June 25, 2003, of LaSalle Funding LLC relating to its issuance of up to $2,500,000,000 LaSalleNotes
              (SM) unconditionally guaranteed by ABN AMRO Bank N.V.

      4.5     Form of LaSalleNote (SM)

      8.1     Opinion of Davis Polk & Wardwell regarding tax matters.


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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      ABN AMRO BANK N.V.


Date: July 8, 2003                      By: /s/ Rolf Smit
                                           -------------------------------------
                                           Name:  Rolf Smit
                                           Title: Executive Vice President


                                        By: /s/ Arjo Blok
                                           -------------------------------------
                                           Name:  Arjo Blok
                                           Title: Senior Vice President



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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      LASALLE FUNDING LLC
                                      By: LaSalle Bank Corporation,
                                          its sole member

Date: July 8, 2003
                                      By: /s/ Jeffrey Sirota
                                          --------------------------------------
                                          Name:  Jeffrey Sirota
                                          Title: Senior Vice President


                                      By: /s/ John P. Murphy
                                          --------------------------------------
                                          Name:  John P. Murphy
                                          Title: Senior Vice President